CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                               September 16, 2016


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:        First Trust Exchange-Traded Fund VIII (the "Trust")
                           File Nos. 333-210186; 811-23147
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Dear Ms. Rossotto:

      This letter responds to your comments, conveyed to us by email in a letter from you dated April 13, 2016, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 28, 2016 (the "Original Registration Statement"). The Original Registration Statement related to the First Trust CEF Income Opportunity ETF, First Trust Municipal CEF Income Opportunity ETF, First Trust Equity Market Neutral ETF, First Trust Long/Short Currency Strategy ETF and First Trust Strategic Mortgage REIT ETF, each a series of the Trust.

      As subsequently discussed with you, the Trust is refiling its registration statement concurrent with the filing of this response letter, and the amended registration statement (the "Amended Registration Statement") will relate only to First Trust CEF Income Opportunity ETF and First Trust Municipal CEF Income Opportunity ETF (each, a "Fund," and together, the "Funds"), each a series of the Trust. Consequently, this response letter addresses only those comments from your April 13, 2016 letter that relate to the Funds. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Amended Registration Statement.

                                  PROSPECTUSES

GENERAL COMMENTS

       1. Please confirm to us that none of the Funds will pay any 12b-1 fees for at least one year following the effectiveness of this registration statement.

      RESPONSE: None of the Funds will pay any 12b-1 fees for at least one year following the effective date of the Registration Statement. In accordance with


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this comment, footnote 1 of each Fund's fee table will reflect a date that is at least one year from the date of the Registration Statement.

       2. Please delete footnote #3 to each Fund's fee table as this disclosure is neither required nor permitted by Form N-1A.

      RESPONSE: In response to this comment, footnote #3 has been deleted from each Fund's fee table.

       3. Throughout the registration statement, please review the adequacy of the disclosure concerning the use of derivatives by each Fund and make appropriate revisions in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

      RESPONSE: The Funds will not invest in derivatives. Therefore, we do not believe any further response to this comment is required.

[Comments 4 through 36 were applicable to the deleted funds and therefore were removed from this response letter.]


      First Trust CEF Income Opportunity ETF

      37. On page 1, in Fees and Expenses of the Fund, please disclose in a footnote to the fee table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

      RESPONSE: The Registration Statement has been revised in response to this comment.

      38. On page 2, in Principal Investment Strategies in general, please disclose the types of securities in which the Underlying Funds will invest, and disclose any intention of the Fund to invest a larger percentage in certain types of Closed-End Funds, e.g., fixed-income Closed-End Funds. Please also disclose how the Fund's investment strategy will be used to provide current income.

      RESPONSE: The Registration Statement has been revised in response to this comment.

      39. Also in this section, please describe and/or provide an example of how the Fund would "act opportunistically to take advantage of favorable market conditions identified by the investment advisor ... . "

      RESPONSE: The Registration Statement has been revised in response to this comment.

      40. The last sentence of this section states that " ... the Fund may also invest in exchange-traded funds ... , including inverse ETFs, and exchange-traded notes [emphasis added]". Please disclose only the Fund's principal investment strategy in this section. If inverse ETFs are a principal


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investment of the Fund, please explain what they are, briefly and in Plain
English. Please also disclose any limits on the amount of assets the Fund may invest in inverse ETFs.

      RESPONSE: The Registration Statement has been revised in accordance with this comment by removing the references to ETFs and inverse ETFs from Principal Investment Strategies. While not a principal investment strategy, there is no limit on the amount of assets the Fund may invest in inverse ETFs.

      41. In the Principal Risks section, consider separating out into two sub-sections risks relating to the Fund and risks specific to the Underlying Funds.

      RESPONSE: The Registration Statement has been revised in response to this comment.

      42. On page 3, in Closed-End Fund Risk, please explain in Plain English what it means when the Fund trades at a discount or premium and how this may impact shareholders. Also, please consider substantiating the risk disclosure in this section as closed-end funds are the principal investment of the Fund.

      RESPONSE: The Registration Statement has been revised in response to this comment.

      43. On page 9, please disclose the third sentence of the first paragraph of Principal Investments, Investment Companies (beginning "Closed-End Funds issue shares of common stock ... ") in the section Principal Investment Strategies on page 2. Please also include the following in this section:

            Because the shares of Closed-End Funds cannot be redeemed upon demand to the issuer like the shares of an open-end investment company (such as the Fund), investors seek to buy and sell shares of Closed-End Funds in the secondary market.

      RESPONSE: The Registration Statement has been revised in response to this comment.

      44. On page 12, please include the first sentence of the third paragraph of Closed-End Fund Risk (beginning "[t]he organizational documents ... ") and the first sentence of the following paragraph (beginning "Closed-End Funds may issue senior securities ... ") in the section Principal Risks.

      RESPONSE: The Registration Statement has been revised in response to this comment.

      45. On page 13, the section Depositary Receipts Risk, begins "[a]n investment in depositary receipts involves ... ." Please clarify whether this risk refers to the Fund's investment in ADRs or the Underlying Funds' investment.

      RESPONSE: The Registration Statement has been revised in response to this comment.


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      First Trust Municipal CEF Income Opportunity ETF

      46. On page 1, in Fees and Expenses of the Fund, please disclose in a footnote to the fee table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

      RESPONSE: The Registration Statement has been revised in response to this comment.

      47. In general, please consider comments from the First Trust CEF Income Opportunity ETF to be applicable to this Fund and respond accordingly.

      RESPONSE: We have revised the sections of the Registration Statement that relate to the First Trust Municipal CEF Income Opportunity ETF to address comments 38 through 44 that were provided above with respect to the First Trust CEF Income Opportunity ETF.

      48. Please confirm that, to the extent practicable, the Fund will look through to the Underlying Funds' investments to determine compliance with the Fund's 80% test.

      RESPONSE: The Registration Statement has been revised to disclose that the Fund will look to the Underlying Funds' investment objective and principal investment strategies to determine compliance with the Name Policy.

      49. On page 2, in Principal Investment Strategies, it states that "[t]he Underlying Funds may invest in Municipal Securities of any maturity and any duration." Please also disclose the credit quality of the Underlying Funds investments. Please disclose specifically that the Underlying Funds may invest in high yield securities and that these investments are known as "junk bonds".

      RESPONSE: The Registration Statement has been revised in response to this comment.

                      STATEMENT OF ADDITIONAL INFORMATION

[Comment 50 was applicable to a deleted fund and therefore was removed from this response letter.]


      First Trust CEF Income Opportunity ETF

      51. On page 4, in Investment Objective and Policies, in (7) at the bottom of the page, as this Fund is not based on an index, please delete the phrase "except to the extent that the Index that the Fund is based upon concentrates in an industry or a group of industries."

      RESPONSE: The Registration Statement has been revised in response to this comment.


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                                * * * * * * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o it is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By: /s/ Morrison C. Warren
                                                       -------------------------
                                                           Morrison C. Warren


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